

May 15, 2014

<u>Via E-mail</u>
Trent D. Davis
President
Paulson Capital (Delaware) Corp.
1331 NW Lovejoy Street
Suite 720
Portland, OR 97209

> **Re:** **Paulson Capital (Delaware) Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 000-18188**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>New Investments and change in ownership of Paulson Investment Company, page 3</u>

1. Tell us, and revise your disclosure in future filings, including your revised preliminary proxy statement to clarify how the loans and other funding received by PIC impacts the value of investor's shares of Paulson Capital.

<u>Formation of Liquidating Trust, page 4</u>

2. Tell us, with a view towards revised disclosure, about the current status of your plan to transfer assets to the liquidating trust. Describe the most significant reasons that the transfer has not been completed and describe the impact of the VBI transaction.

Overview, page 8

3.   Please provide the disclosures for your one customer that represented more than 10% of your total revenue required by Item 101(c)(1)(vii) of Regulation S-K.

4.   Please quantify the current value of your warrants. Also please disclose the number of warrants and the percentage of the total warrants you currently own that are "under water" as of your fiscal year end.

Corporate Finance, page 9

5.   Revise your disclosure in future filings to place your current operations in better context. We note your discussion of your history of conducting public offerings over the period from 1978 and 2013. However, over the past two years, you have only conducted one public offering.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

6.   Revise this section to provide the disclosure regarding the related party loans received by PIC.

Item 8. Financial Statements and Supplementary Data, page 22

Notes to the Consolidated Financial Statements, page F-6

Note 7 – Fair Value Measurements, page F-12

Valuation of Underwriter Warrants and Underwriter Warrants Payable to Employees, page F-13

7.   We note that you use the Black-Scholes Option Pricing Model to estimate the fair value of your underwriter warrants and that stock price is the most influential factor in this model. With respect to your private company underwriter warrants, please revise your future filings to explain how you determine the estimated stock prices to be used in your valuation model.

8.   We note that your underwriter warrants payable to employees represent warrants that are held by Paulson Investment Company (PIC), but are distributable to employees as compensation. We also note that you classify these warrants payable to employees as Level 3 fair value measurements. Please respond to the following and revise your disclosure in future filings accordingly:
   •   Clarify when the compensation expense related to these warrants is earned by employees and when it is ultimately distributed. In this regard, clarify whether the distribution to employees is dependent upon the exercise of the underlying warrants

or whether employees are entitled to the full amount of compensation regardless of whether the warrants are exercised or expire.

- Clarify whether underwriter warrants payable to employees are measured at fair value on a recurring basis. If so, please explain why you did not recognize an unrealized gain/loss from these warrants payable to employees during the year ended December 31, 2013 given that an unrealized loss was recognized on your underwriter warrants asset.
- In the event that underwriter warrants payable to employees are not measured at fair value on a recurring basis, please cite the relative accounting literature you relied upon in determining the appropriate accounting treatment.
- Explain how the expiration or sale of your underwriter warrants owned affects the related liability payable to employees.

Note 12 – Earnings (Loss) per Share, page F-17

9.   We note from your consolidated statements of operations that you present earnings per share (EPS) for two classifications of common stock, Legacy and Non-Legacy shares. Please respond to the following and revise your disclosure in future filings accordingly:

- Explain your accounting basis for providing separate EPS measures for Legacy and Non-Legacy shares. In this regard, clarify if you are using the two-class method to compute EPS for each of these classes, and if so, how you determined that either of these classes meets the definition of a participating security. Refer to ASC 260-10-45-59A through 45-60A.
- Explain how net income/(loss) was allocated between Legacy and Non-Legacy shareholders given that the liquidating trust in which the Legacy shareholders will hold a beneficial interest was not formed as of December 31, 2013.
- Clarify how you determined it was appropriate to include 16,477,003 contingently issuable common shares in your diluted EPS calculation for Non-Legacy shareholders given that the associated warrants were not issued as of December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Chris Windsor, Special Counsel, at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director